[redacted]

09058434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8-66534 |

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Challenger Capital Group, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Trammell Crow Center, 2001 Ross Ave.
(No. and Street)

| Dallas | Texas | 75201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/5

3/3/09

# OATH OR AFFIRMATION

I, Todd Robichaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Challenger Capital Group, Ltd., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JILL M. BIAVATI
MY COMMISSION EXPIRES
September 15, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# CHALLENGER CAPITAL GROUP, LTD.

## REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2008

CHALLENGER CAPITAL GROUP, LTD.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Challenger Corporation, general partner of
Challenger Capital Group, Ltd.

We have audited the accompanying statement of financial condition of Challenger Capital Group, Ltd., as of December 31, 2008, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Challenger Capital Group, Ltd., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2009

CHALLENGER CAPITAL GROUP, LTD.
Statement of Financial Condition
December 31, 2008

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 3,922,175 |
| Certificate of deposits - pledged | 121,025 |
| Fees receivable | 7,310 |
| Non-marketable securities | 4,600 |
| Property and equipment, net of accumulated depreciation | 378,955 |
| Goodwill | 122,573 |
| Loans to employees | 521,471 |
| Other assets | 111,954 |
| | $ 5,190,063 |

## LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 31,937 |
| | 31,937 |
| Partners' capital | 5,158,126 |
| | $ 5,190,063 |

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Income
For the Year Ended December 31, 2008

| | |
|---|---|
| **Revenues** | |
| Fee and reimbursement income | $ 3,583,280 |
| Interest income | 154,334 |
| | 3,737,614 |
| **Expenses** | |
| Compensation and benefits | 4,059,384 |
| Communications | 70,334 |
| Occupancy and equipment costs | 494,395 |
| Promotional costs | 139,630 |
| Regulatory fees and expenses | 28,914 |
| Other expenses | 742,915 |
| | 5,535,572 |
| Net loss | $ (1,797,958) |

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2008

| | General Partner | Series A Limited Partners | Series B Limited Partners | Loans to Partners | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2007 | $ -0- | $ -0- | $7,112,935 | $(596,963) | $ 6,515,972 |
| Contributions | | | 487,500 | | 487,500 |
| Interest on loans to partners | | | | (47,388) | (47,388) |
| Net loss | | | (1,797,958) | | (1,797,958) |
| Balances at December 31, 2008 | $ -0- | $ -0- | $5,802,477 | $(644,351) | $ 5,158,126 |

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2008

| | | |
|---|---|---|
| Balance at December 31, 2007 | $ | -0- |
| Increases | | -0- |
| Decreases | | -0- |
| Balance at December 31, 2008 | $ | -0- |

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2008

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (1,797,958) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | |
| Depreciation | 71,825 |
| Interest on loans to partners | (47,388) |
| Interest on certificate of deposit | (1,025) |
| Change in operating assets and liabilities: | |
| Decrease in fees receivable | 97,266 |
| Decrease in other receivables and advances | 56,878 |
| Increase in loans to employees | (521,471) |
| Increase in other assets | (51,493) |
| Decrease in accounts payable and accrued liabilities | (50,382) |
| Decrease in discretionary incentive bonuses | (512,500) |
| Net cash provided (used) by operating activities | (2,756,248) |
| **Cash flows from investing activities** | |
| Proceeds from reduction of certificate of deposit – pledged | 35,000 |
| Purchase of certificate of deposit – pledged | (120,000) |
| Purchase of property and equipment | (65,456) |
| Purchase of non-marketable security | (4,600) |
| Net cash provided (used) by investing activities | (155,056) |
| **Cash flows from financing activities** | |
| Capital contributions | 487,500 |
| Net cash provided (used) by financing activities | 487,500 |
| Net increase (decrease) in cash and cash equivalents | (2,423,804) |
| Cash and cash equivalents at beginning of year | 6,345,979 |
| Cash and cash equivalents at end of year | $ 3,922,175 |

**Supplemental schedule of cash flow information**

| | |
|---|---|
| Net cash investing and financial activities | |
| Cash paid during the year for: | |
| Interest | $ -0- |
| Income taxes | $ -0- |

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Notes to Financial Statements
December 31, 2008

Note 1 - Summary of Significant Accounting Policies

Challenger Capital Group, Ltd. (the "Partnership") was formed under the laws of the State of Texas on May 1, 2003, commenced business on May 7, 2004, and will continue indefinitely until termination at the discretion of the general partner. The Partnership consists of a managing general partner and various limited partners. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. As well, the general partner will determine the amounts and the times any distributions will be made. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership provides investment banking services related to the corporate finance needs of middle-market growth companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, corporate real estate and business strategy.

The Partnership became effective November 18, 2004 as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is also a member of the Financial Industry Regulatory Authority ("FINRA").

Approximately 45% of revenue for the year ended December 31, 2008 was derived from entities which, at the time of engagement, were affiliates of limited partners which owned approximately 69% of the Partnership. In addition, in the normal course of raising capital for client companies, the Partnership has presented opportunities to invest in these clients to the Partnership's limited partners, and some of the Partnership's limited partners have made investments in these clients.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments that are not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies, continued

Goodwill represents the excess of business acquisition costs over the fair value of net assets acquired. The Partnership has adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets*. Under SFAS 142, goodwill and intangible assets with indefinite lives are not amortized, but are tested annually for impairment or more frequently as circumstances dictate.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2008 was $71,825, and is reflected in occupancy and equipment cost.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Loans to partners are reflected as a contra-partners' capital account.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Partnership had net capital of approximately $3,817,782 and net capital requirements of $5,000. The Partnership's ratio of aggregated indebtedness to net capital was .01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Federal Income Taxes

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 4 - Federal Income Taxes, continued

*Recent Pronouncement*

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Partnership to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Partnership has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 5 - Preferred Distributions

Pursuant to the Agreement of Limited Partnership, the holders of preferred partnership units receive the benefit of a preferential return. The preferential return is not based upon profits sharing, but is based upon a stated rate per annum. The preferential return is for the purpose of determining the order of payment on distributions. The Preferred Return due on December 31, 2008, totaled $1,748,215 of which $657,137 was for the Series A investors and $1,091,078 for the Series B investors.

Note 6 - Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Note 6 - Operating Leases, continued

| Year Ending December 31, | |
|---|---|
| 2009 | $ 292,627 |
| 2010 | 80,333 |
| 2011 | 9,402 |
| | $ 382,362 |

Rental expense for the year ended December 31, 2008 was $274,044 and is reflected in occupancy and equipment costs.

In connection with the leasing of certain new office space, a personal guaranty was required by the landlord. The guaranty was provided by an employee of the Partnership who also owns 50% of the general partner. To indemnify the individual, the Partnership pledged certificates of deposit totaling $120,000 to the individual. The pledge agreement calls for certain portions of the certificates of deposit to be released at certain points in time during the duration of the lease.

Note 7 - Employee Benefits

The Partnership has a 401(k) savings plan for all eligible employees. The plan allows the Partnership to make discretionary matching contributions, as well as additional discretionary contributions. The Partnership made $100,437 in contributions to the plan for the year ended December 31, 2008.

Note 8 - Property and Equipment

The classes of property and equipment are as follows:

| | |
|---|---|
| Furniture and fixtures | $ 317,361 |
| Equipment and software | 263,587 |
| Leasehold improvements | 74,997 |
| | 655,945 |
| Less: accumulated depreciation | (276,990) |
| | $ 378,955 |

Note 8 - Property and Equipment, continued

Depreciation expense for the year ended December 31, 2008 was $71,825 and is reflected in occupancy and equipment costs and other expenses.

Note 9 - Concentration Risk

At December 31, 2008, and at various other times during the year, the Partnership had cash balances in excess of federally insured limits.

Note 10 - Related Party Transaction

On June 20, 2008, certain employees (the "PE Principals") of the Partnership, members of the board of directors of the general partner of the Partnership (the "Board Investors"), and other limited partners of the Partnership (collectively with the PE Principals and the Board Investors, the "Challenger Investors"), capitalized a new entity ("Tornado Partners") for the purpose of sponsoring the acquisition of Radian Holdings, Inc. (the "Radian Transaction"). The general partner of Tornado Partners ("CEPT"), is owned by the PE Principals and the Partnership.

The acquisition was financed with equity and debt. The equity was raised through a limited liability company ("Tornado LLC") which consisted of a group of non-related investors (the "OKC Investors") and Tornado Partners. Tornado Partners hold 10% of the membership interests of Tornado LLC. The remaining membership interests are held by the OKC Investors and CEPT. CEPT has a separate class of membership interest which provides for 15% of the profits of the OKC Investors (assuming certain rates of return are met) to be paid to CEPT.

As part of the Radian Transaction, Tornado LLC engaged the Partnership to provide certain investment banking activities for which the Partnership received a fee of $1,200,000 at the closing. The Partnership provided loans in the aggregate amount of $500,000 to the PE Principals which were used to fund a part of their personal investments in the Radian Transaction. The loans are non-recourse to the PE Principals, bear interest at the rate of 8% per annum and are secured by a pledge of the PE Principals' limited partnership interests in Tornado Partners. The Partnership also invested $4,600 in CEPT and received a 20% ownership interest. The loans and the investment in CEPT were netted against the fee and the Partnership received cash proceeds of $695,400, the notes from the PE Principals and its ownership interest in CEPT. The amount reflected in these financials for the notes and accrued interest at December 31, 2008 is $521,471.

Note 11 - Notes Receivable - Employees

On June 20, 2008, the Partnership made loans totaling $500,000 to three employees. The proceeds of the loans were used by the employees to invest in a private equity transaction in which the Partnership also made an investment (see "Investments"). The loans bear interest at the rate of 8% per annum and are evidenced by notes which are non-recourse to the three employees. The notes are secured by a pledge of the three employees' limited partnership interests in the underlying investment.

Note 12 - Loans to Partners

The loans of $644,351 to partners bear interest at 8% per annum and are due April 12, 2012.

Note 13 - Investments

On June 20, 2008, the Partnership made an investment of $4,600 in CEPT, LLC ("CEPT"), and received a 20% interest in CEPT. CEPT is the general partner of a limited partnership that made a private equity investment. The Partnership's involvement in CEPT is only as an investor.

Note 14 - Liquidity

The Partnership has sustained substantial operating losses since inception. The Partnership has been able to maintain adequate liquidity through the injection of capital from its Partners and fees earned. The Partnership has developed a budget for the year ending December 31, 2009. The Partnership believes it has adequate cash, receivables, and income in the "pipeline" to meet it capital needs for 2009. Management believes that this liquidity will be more than adequate to finance any anticipated losses.

Management believes that it will not need to attract additional capital during 2009. There are no assurances that management will be able to reduce expenses or procure additional capital in amounts necessary to provide adequate capital with which to operate.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2008

**Schedule I**

CHALLENGER CAPITAL GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total ownership equity qualified for net capital | | $ 5,158,126 |
| Add: | | |
| Other deductions or allowable credits | | -0- |
| Total capital and allowable subordinated liabilities | | 5,158,126 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Certificate of deposits – pledged | $ 121,025 | |
| Fees receivable | 7,310 | |
| Non-marketable securities | 4,600 | |
| Property and equipment, net | 378,955 | |
| Goodwill | 122,573 | |
| Loan to employees | 521,471 | |
| Other assets | 111,954 | (1,267,888) |
| Net capital before haircuts on securities positions | | 3,890,238 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | (72,456) |
| Net capital | | $ 3,817,782 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 31,937 |
| Total aggregate indebtedness | $ 31,937 |

**Schedule I (continued)**

CHALLENGER CAPITAL GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 2,130 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $3,812,782 |
| Excess net capital at 1000% | $3,814,588 |
| Ratio: Aggregate indebtedness to net capital | .01 to 1 |

## RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

**Schedule II**

CHALLENGER CAPITAL GROUP, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

## EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

# Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2008

C F & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Challenger Capital Group, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Challenger Capital Group, Ltd. (the "Partnership"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2009

**CHALLENGER CAPITAL GROUP, LTD.**

December 31, 2008

*Report Pursuant to Rule 17a-5(d)*